BARNES & THORNBURG LLP	11 South Meridian Street Indianapolis, IN 46204-3535 U.S.A. (317) 236-1313 Fax (317) 231-7443 www.btlaw.com September 23, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attn: Mellissa Campbell Duru, Special Counsel
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	EDCI Holdings, Inc.
Schedule 13E-3
Filed on August 18, 2010
File No. 005-39230

Preliminary Proxy Statement on Schedule 14A
Filed on August 18, 2010
File No. 001-34015

Dear Ms. Duru:

We have received your letter dated September 10, 2010, detailing your office’s review of the above-referenced filings.  On behalf of EDCI Holdings, Inc. (“EDCI” or the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  Contemporaneously with this letter, the Company also is filing a revised Preliminary Proxy Statement on Schedule 14A reflecting our responses to your comments (the “Revised Proxy Statement”), as well as Amendment No. 1 to the Company’s Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2010 (as amended, the “Amended Schedule 13E-3”).  For your convenience, we also are transmitting to you in hard copy a redlined version of the Revised Proxy Statement marked to show changes from the Preliminary Proxy Statement filed with the Commission on August 18, 2010 (the “Preliminary Proxy Statement”).

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Schedule 13E-3
General

1.           Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

Response:  Your reference to the legend requirement of Exchange Act Rule 13e-3(e)(1)(iii) is noted.  In this regard, I refer you to the legend set forth on the Notice of Special

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

Meeting of Stockholders at the beginning of the Preliminary Proxy Statement filed on August 18, 2010, directly beneath the Chairman of the Board’s and Chief Executive Officer’s signature block.  Pursuant to Instruction 1 to Rule 13e-3(e)(1), if the Rule 13e-3 transaction also is subject to Regulation 14A, the information required by Rule 13e-3(e)(1), including the legend requirement of subsection (e)(1)(iii), must be combined with the proxy statement sent or given to security holders.  Because the Company’s proposed reverse stock split going private transaction is subject to a vote of EDCI’s security holders and thus subject to Regulation 14A, the Rule 13e-3(e)(1)(iii) legend is required to be set forth in the proxy statement, and not the Schedule 13E-3 itself, which the Company has done as explained above.  Therefore, we respectfully submit that the Company is already in compliance with the Rule 13e-3(e)(1)(iii) legend requirement.

2.           Please clearly mark your preliminary proxy statement and form of proxy as “Preliminary Copies.”  See Rule 14a-6(e)(1).

Response:  In response to the Staff’s comment, we have included the additional requested language on the outside front cover page of the Revised Proxy Statement and on the proxy card being filed contemporaneously with this letter.

Questions and Answers About the Split Transaction and the Special Meeting, page 6

3.           Please supplement the Question and Answer section and disclose the approximate length of time between the effective date of the split transaction and the date on which shareholders will receive their cash payments for fractional shares.

Response:  In response to the Staff’s comment, the Company has supplemented the Question and Answer section of the Preliminary Proxy Statement as requested.  I refer you to page 8 of the Revised Proxy Statement in the answer to the question “When is the split transaction expected to be completed?” for the supplemental language.

“Why is 1,400 shares the “cutoff….” page 6

4.           Please revise to disclose whether any other cutoff amount less than 1,400 was considered.  Please note also our subsequent comment 12.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement as you requested.  I refer you to page 7 of the Revised Proxy Statement for the amended disclosure.  Your reference to the Staff’s subsequent comment 12 is noted and was taken into account in preparing the amended disclosure.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

Solicitation of Proxies; Expenses of Solicitation, page 12

5.           We note that your directors and officers and employees of the company may solicit proxies telephone, electronically or other means of communication (sic).  Please revise to specify all methods of solicitation that will be used.  Also, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.  Refer to Rules 14a-6(b) and (c).  Please confirm your understanding.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement to address the Company’s methods of solicitation.  I refer you to the second full paragraph under the heading “Solicitation of Proxies; Expenses of Solicitation” beginning on page 12 of the Revised Proxy Statement for the amended language.  In this regard, please note that the Company has no present expectation of using any method of solicitation other than the mailing of the proxy statement relating to the split transaction.  However, the Company reserves the right to use any other method of solicitation available in accordance with applicable law, including under the Commission’s rules and regulations.  Additionally, your reference to Rules 14a-6(b) and (c) is duly noted, and the Company hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

Proposal 1: The Split Transaction-Special Factors, page 13

6.           Please revise the heading and disclosure to clearly distinguish the special factors section from the section of the disclosure that sets forth the proposals.  Also, consistent with Exchange Act Rule 13e-3(e)(1)(ii), ensure that the Special Factors section is prominently placed at the front of the disclosure document.

Response:  In response to the Staff’s comment, the Company has amended the Revised Proxy Statement as you requested.  I refer you to the headings and disclosure on pages 13, 14 and 53 for the amended language, which distinguishes the “Special Factors” section from the sections setting forth the proposals.  Additionally, your reference to Rule 13e-3(e)(1)(ii) is duly noted.  In this regard, the Company respectfully submits that it is already in compliance with this rule.  Pursuant to Item 1 of Schedule 13E-3 and Instruction 2 to Item 1001 of Regulation M-A, the Summary Term Sheet is required to begin on the first or second page of the proxy statement, which the Company has complied with.  This is followed by the summary section on “Questions and Answers About the Split Transaction and the Special Meeting” and a brief 2-page section on the “Special Meeting of EDCI’s Stockholders,” which is followed immediately by the “Special Factors” section beginning on page 14 of 56 of the Revised Proxy Statement.  Therefore, we respectfully submit that the “Special Factors” section is prominently placed as close to the front of the disclosure document as possible, in accordance with the Commission’s rules.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

7.           We note that the Board reserves the right to abandon the transaction even if it is approved by the stockholders.  Please expand this disclosure to discuss the circumstances in which the Board might consider not going through with the split, and discuss how the Board will provide notice to stockholders of such a decision.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement as you requested.  I refer you to pages 14 to 15 of the Revised Proxy Statement for the amended disclosure.

Background of the Split Transaction, page 14

8.           Please revise to disclose the aggregate potential proceeds as of the most reasonable practicable date that are available for distribution to shareholders, including the reasons for any adjustments to the previous amounts disclosed in the Form 8-K filed on July 7, 2010.

Response:  In the Company’s Form 8-K filed with the Commission on July 7, 2010 (the “Form 8-K”), the Company disclosed an estimated range of potential dissolution proceeds available to be distributed from EDCI to its stockholders of between $14.5 million and $27.4 million (excluding any potential distribution from the Company’s subsidiary, Entertainment Distribution Company, LLC (“EDC”)).  On July 30, 2010, EDCI made a second dissolution distribution to its stockholders of $10.5 million, or $1.56 per share of EDCI’s common stock.  The Company advises the Staff that there have been no other material adjustments to the asset values or range of operating reserves and liability and contingency reserves of EDCI subsequent to the filing of the Form 8-K.  Therefore, the current estimate of the range of potential remaining proceeds available for distribution from EDCI to its stockholders is between $4.0 million and $16.9 million.  I refer you to page 16 of the Revised Proxy Statement for amended disclosure in this regard.

In the Form 8-K, the Company also disclosed the potential for up to $15.7 million, or $2.33 per share, in cash available for distribution from EDC to EDCI over time and subject to various contingencies.  The Company advises the Staff that there have been no material adjustments to this amount since the filing of the Form 8-K, and that the conditions set forth in the Form 8-K regarding the ultimate distribution of such proceeds from EDC to EDCI remain unchanged.  I refer you to page 16 of the Revised Proxy Statement for amended disclosure regarding these potential distribution proceeds.

9.           Provide further context to your disclosure and express as a percentage of potential proceeds available for distribution, the amount of costs associated with SEC reporting.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

Response:  The Company currently estimates that it will reduce its costs during its period of dissolution by approximately $1.3 million if the reverse split transaction is approved by the Company’s stockholders and the Company is successful in deregistering its shares of common stock with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The composition and context of these estimated costs, which represent costs that would be incurred if the Company were to remain an Exchange Act reporting company during the dissolution period, are described in detail in the Preliminary Proxy Statement on page 14 under the heading “Background of the Split Transaction,” on page 21 under the heading “Reasons for the Split Transaction,” and on page 38 under the heading “Effects of the Split Transaction on the Company – Termination of Securities Exchange Act Registration and Reporting Requirements.”  Therefore, the Company respectfully submits that it has adequately described the context of the amount of costs associated with SEC reporting, and given the appropriate level of detail regarding these estimated costs set forth throughout the proxy statement, respectfully submits that no further disclosure is necessary in this regard.

In response to the Staff’s comment on the percentage of potential distribution proceeds which represent SEC reporting costs, I refer you to page 16 of the Revised Proxy Statement for amended disclosure in this regard.

10.           Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  We note for example, reference to the presentation provided by Coady Diemar involving its approach to valuation and its analysis in presentations made to the Special Committee on June 15 and July 8, 2010 (via conference call).  Similarly, we note the presentation provided by Coady Diemar on July 19, 2010 to the Special Committee.  Please revise to supplement the description of any and all presentations made by Coady Diemar during the Special Committee’s evaluation of the transaction and please file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has supplemented the disclosure regarding Coady Diemar’s presentations in connection with the Special Committee’s evaluation of the transaction.  I refer you to pages 19 to 20 of the Revised Proxy Statement for the supplemental disclosure.  The Company respectfully submits that the description of these presentations, as supplemented, on pages 19 to 23 of the Revised Proxy Statement adequately summarizes the material terms of these presentations as required by Item 1015 of Regulation M-A.  In addition, the Company submits it has filed all relevant written materials as exhibits to the Schedule 13E-3.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

11.           We refer to the considerations taken into account by the Special Committee and its financial advisor regarding the cash out price.  Please explain further the statement that the cash out price will generally be greater than the cost to remaining shareholders.  Disclose quantifiable and/or qualitative information to provide further context to the statement.

Response:  The statement you refer to on page 19 of the Preliminary Proxy Statement is intended to convey that the payment to the cashed-out stockholders in the reverse split of the $0.12 per share premium above the mid-point of the range of implied equity values of EDCI will generally be greater than the dilution, on a per-share basis, that would be experienced by the remaining stockholders who will not be cashed-out in the reverse split after taking into account the payment of the $0.12 per share premium.  This is because a minority in interest of EDCI’s issued and outstanding shares of common stock are being cashed-out in the split transaction.  I refer you to page 21 of the Revised Proxy Statement for amended disclosure addressing the Staff’s comment in this regard.

12.           You disclose that the Special Committee considered multiple ratios that could be used to reduce the number of the Company’s stockholders to less than 300.  Please revise to describe more fully the deliberative process, including why the Special Committee rejected any alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders to less than 300.

Response:  In response to the Staff’s comment, the Company has revised the Preliminary Proxy Statement as you requested.  I refer you to page 22 of the Revised Proxy Statement for the amended disclosure.

13.           Disclose whether the Special Committee considered per share cash out prices other than those derived from analyses presented by its financial advisor (i.e., based on current and/or historical trading prices, book value, results of operations and projected future results.)  See Item 1013(b) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has revised the Preliminary Proxy Statement as you requested.  I refer you to pages 21 to 22 of the Revsied Proxy Statement for the amended disclosure.

14.           Please supplement your disclosure regarding the cash out price to clarify whether an amount greater than $0.12 was considered to be applied to the mid-point range of cash out prices and if so, please disclose the range or additional amounts considered and the reasons why $0.12 was ultimately chosen as the appropriate additional amount to add to the mid-point range.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

Response:  As stated on pages 19 and 30 of the Preliminary Proxy Statement, the range of implied equity values per share of EDCI, as determined in conjunction with Coady Diemar’s analysis, is $2.72 to $3.92, which, as discussed in the Preliminary Proxy Statement, was discussed and considered by the Special Committee in setting the cash-out price of $3.44 per share, representing $0.12 above the mid-point of the range.  In this regard, the Special Committee did not contemplate any other specific cash-out price other than a consideration of the range of implied equity values per share.  I refer you to pages 21 to 22 of the Revised Proxy Statement for additional disclosure in this regard.  Conversely, the Company respectfully submits that the reasons the $0.12 per share premium was ultimately chosen by the Special Committee are adequately described in detail on page 19 of the Preliminary Proxy Statement, as well as in connection with the description of the implied market premiums the $0.12 per share premium represents on pages 35-36 of the Preliminary Proxy Statement.  Therefore, the Company respectfully submits that additional disclosure is not necessary in this regard.

Substantive Fairness, page 22

15.           The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed.  See Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).  While we note reference to the valuations methodologies used or considered by the financial advisor commencing on page 29, no reference is made to whether the Special Committee adopted the analyses of the financial advisor or separately considered each of the items in Instruction 2 to Item 1014 of Regulation M-A.  Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state.  For example, revise to address:

•	whether and if so, how, the Special Committee considered the average purchase price of the company’s stock in stock repurchase transactions between September 24, 2008 and September 11, 2009; and

Response:  Please note that on page 19 of the Preliminary Proxy Statement the Company states that the Special Committee determined, based on the information presented by Coady Diemar, that the cash-out price was fair to and in the best interests of EDCI’s unaffiliated stockholders.  Therefore, the Company respectfully submits that reference is already made in the disclosures that the Special Committee adopted the analyses of Coady Diemar.  That being said, I refer you to pages 5, 22, 26, and 27 of the Revised Proxy Statement for enhanced disclosure in response to the Staff’s comment, including additional commentary on the factors the Special Committee took into account in determining the fairness of the cash-out consideration, consistent with Instruction 2 to Item 1014 of Regulation M-A.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

With respect to the average purchase price of the Company’s stock in its stock repurchase transactions, the Company and the Special Committee determined that this metric had little relevance to the evaluation of the cash-out price in the split transaction.  The Company’s stock repurchases occurred between September 2008 and September 2009 when the Company was still a going concern with ongoing operations.  The repurchases were conducted at prices commensurate with the then current public trading prices of EDCI’s common stock, which also have little relevance to the current transaction.  Conversely, the Company has been in dissolution since January 2010 and measures its financial condition in accordance with the liquidation basis of accounting.  In this regard, the Company’s level of net assets in liquidation is the most relevant consideration in the determination of the fairness of the cash-out consideration in the split transaction.  I refer you to pages 22 and 27 of the Revised Proxy Statement for additional disclosure in this connection.

•	why $3.44 per share is substantively fair given that the historical stock prices have ranged from a low of $2.75 to a high of $6.35 during the last two fiscal quarters of 2010.

Response:  Please see the Company’s response to comment 13 above.  As set forth in the amended disclosure responsive to comment 13, the current and historical trading prices of EDCI’s common stock were not deemed relevant in determining the fairness of the reverse split cash-out price due to EDCI’s dissolution.  Specifically, with regard to the intraday high of $6.35 in the last two fiscal quarters, that price occurred on February 1, 2010, immediately prior to the first interim dissolution distribution of $3.12 per share on February 2, 2010.  Since then a second interim dissolution distribution of $1.56 per share occurred on August 2, 2010.  Considered together, these two distributions equate the $6.35 trading price of February 1 to $1.67 today.  Furthermore, the intraday low price of $2.75 per share occurred in February and March 2010 after the first interim dissolution distribution of $3.12 per share, and before the second distribution of $1.56 in August.  Taking into account the August distribution, the $2.75 intraday low price is equivalent to $1.19 per share today.  Consequently, as stated in the revised disclosure in response to comment 13, these historical stock prices bear little relevance to the Company’s level of net assets in liquidation, and thus the fairness of the cash-out price in the reverse split.

16.           We refer to disclosure provided by the financial advisor regarding its consideration of the May 17, 2010 appraisal of EDC USA’s Kings Mountain Facility in Grover, NC performed by Fred H. Beck & Associates, LLC.  We also note disclosure on page 25 that the Board did not receive a valuation of its assets by an independent appraiser.  Please reconcile your disclosure to clarify how the financial advisor but not the Board, considered the May 17, 2010 appraisal.  Please revise or advise.  We may have further comment.

Response:  The appraisal of EDC USA’s Kings Mountain Facility in Grover, North Carolina performed by Fred H. Beck & Associates, LLC was not performed for purposes of the

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

reverse split transaction, nor was it commissioned for any purpose relating to Coady Diemar’s fairness opinion.  Rather, the appraisal was commissioned and performed for purposes of marketing the Kings Mountain Facility for sale to potential third party purchasers for a possible transaction separate and distinct from the reverse split.  Coady Diemar was furnished with the appraisal as part of its fairness opinion due diligence, but the Board of Directors did not commission or receive the appraisal in contemplation of the reverse split transaction.  In this regard, the Company has amended the Revised Proxy Statement on pages 29 and 40 to clarify this issue.

17.           You disclose throughout the disclosure that stockholders who do not want to be cashed out have the “opportunity to adjust their share ownership levels and thereby elect whether or not to remain a stockholder . . .”.  Please revise throughout to acknowledge that stockholders who want to acquire greater than 1,400 shares may be unable to do so.  If the inability of unaffiliated stockholders who want to acquire shares to avoid being cashed out was considered in the fairness determination, please revise to disclose this fact.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement to address the potential inability of stockholders to acquire greater than 1,400 shares, as you requested.  I refer you to pages 7, 27, and 29 of the Revised Proxy Statement for the amended disclosure.  In addition, please note that page 6 of the Preliminary Proxy Statement already contains disclosure advising stockholders that the Company cannot assure them that any shares will be available for purchase, and thus there is a risk that stockholders may not be able to acquire sufficient shares to meet or exceed the 1,400 share threshold.

In connection with the Staff’s comment on the fairness determination, the Special Committee took into account the fact that stockholders would have the opportunity to adjust their share ownership levels and thereby elect whether or not to remain a stockholder.  As part of this analysis, the Special Committee recognized that having an “opportunity” to purchase additional shares is not a guarantee that such shares ultimately will be able to be purchased or that individual stockholders will have the resources or interest in purchasing such shares.  In this regard, by considering the opportunity to acquire additional shares as part of its fairness determination, the Special Committee by definition took into account that stockholders may or may not have the ability to purchase additional shares.  Also, the assumption by the Special Committee was that many unaffiliated stockholders were likely to be cashed-out in the reverse split (whether due to an inability to acquire additional shares or a lack of interest in doing so), and as a result, the Special Committee was aware of its fiduciary duties to ensure those stockholders were treated fairly in both a substantive and procedural manner in establishing the cash-out price.  Therefore, the inability of stockholders to acquire shares to avoid being cashed-out was part and parcel of the Special Committee’s consideration of stockholders’ opportunity to

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

purchase shares.  I refer you to pages 27 and 29 of the Revised Proxy Statement for additional clarifying disclosure in this regard.

Selected Historical and Pro Forma Financial Data, page 43

18.           Please include all of the disclosure required by Item 1010(c) of Regulation M-A.  For example, revise to disclose the ratio of earnings to fixed charges and book value per share for the periods specified in Item 1010(c).

Response:  Your reference to the summary financial information disclosure requirements of Item 1010(c) of Regulation M-A is noted, and the Company is aware of these requirements.  In this regard, the Company has concluded and respectfully submits that a ratio of earnings to fixed charges is not appropriate or material for a company in dissolution which has adopted the liquidation basis of accounting.  As discussed in the Preliminary Proxy Statement, as a result of the adoption of the Company’s plan of dissolution in January 2010, effective for the first quarter of 2010 EDCI adopted the liquidation basis of accounting in recognition of the fact that the Company no longer has ongoing operations.  As a result, EDCI no longer accounts for earnings from continuing operations, which renders the ratio of earnings to fixed charges irrelevant for all reporting periods subsequent to the adoption of the liquidation basis of accounting.  Consequently, the Company respectfully submits that providing a ratio of earnings to fixed charges for the three and six months ended June 30, 2010 in the Revised Proxy Statement is not appropriate.  However, I refer you to page 49 of the Revised Proxy Statement for a disclosure of the ratio for the years ended December 31, 2009 and 2008, and for the three and six month periods ended June 30, 2009.

Also, please note that page 44 of the Preliminary Proxy Statement already discloses net assets in liquidation per common share (both basic and diluted) as of June 30, 2010, the date of the Company’s most recent statement of net assets in liquidation (which is the equivalent of a dissolving company’s balance sheet).  This complies with Item 1010(c)(5) of Regulation M-A, which requires the disclosure of book value per share as of the date of the most recent balance sheet.  In this regard, the Company respectfully submits that no additional disclosure is required.

Incorporation by Reference, page 51

19.           We note the language “[w]e also incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this proxy statement and the date of the special meeting.”  Please note the updating and dissemination obligations in Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii).  In addition, note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future.  Rather, you must amend your document to specifically list any such filings if made.  Please revise.

Mellissa Duru
Securities and Exchange Commission
September 23, 2010

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement as you requested.  I refer you to page 55 of the Revised Proxy Statement for the amended disclosure.

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The Company acknowledges in connection with the responses contained in this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (317) 231-7333.

Sincerely,

/s/ David P. Hooper
David P. Hooper

cc:	Clarke H. Bailey
Matthew K. Behrent
Kyle E. Blue